January 25, 2010
Securities and Exchange Commission
450 Fifth Street, N.W.
Room 5506, Stop 5-5
Washington, D.C. 20549
Attn: Mr. Chad Eskildsen
Division of Investment Management

Re:	Post-Effective Amendment No. 32 for ICON Funds Securities Act Registration No. 333-14927 Investment Company Act File No. 811-7883
Dear Chad:
On behalf of the ICON Funds (“Registrant”), we are transmitting for filing Post-Effective Amendment No. 32 to our Registration Statement filed on Form N-1A, pursuant to Rule 485(b) under the Securities Act of 1933. We request this Post-Effective Amendment to become effective immediately upon filing.
On November 23, 2009, the Registrant filed, pursuant to Rule 485(a) under the Securities Act of 1933, Post-Effective Amendment No. 31, to its Registration Statement on Form N-1A (“the PEA”). The filing included changes to conform to the rules adopted in Release Nos. 33-8998 and IC-28584, the “Enhanced Disclosure And New Prospectus Delivery Option For Registered Open-End Management Investment Companies.” In addition, the filing includes clean-up changes to the “Investment Committee Members-Portfolio Managers” section of the Prospectus.
On January 6, 2010, you, on behalf of the staff of the Commission (the “Staff”) provided us with oral comments to our filing, and we submitted (after hours on Friday January 8, 2010) proposed changes to the Staff via a Word document. On January 12, 2010, you, on behalf of the Staff, provided us additional comments. We also spoke with you and your Branch Chief to clarify questions concerning the wording of the Staff’s concentration comment. This PEA No. 32 incorporates the Staff’s comments. For your convenience we will recite the comments and address how we amended PEA No. 31 to address the Staff’s concerns. This filing also includes current audited financial data and relevant year-end information required by Form N-1A.
The Registrant is aware of its obligations under the Securities Act of 1933 and acknowledges that:
•	The ICON Funds, not the Staff, is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;
•	Staff comments, or changes to disclosure by the ICON Funds in response to Staff comments, do not relieve the ICON Funds of our responsibility for disclosure; and
•	The ICON Funds may not assert Staff comments as an affirmative defense in any proceeding initiated by the Commission or any person under the U.S. Federal Securities Laws.
Despite this acknowledgement, we would like to thank you and the Staff for taking the time to review and explain the Staff’s comments. We found the comments to be helpful and very informative. We hope that this process will lead to better disclosure documents for our shareholders and the investing public.

Securities and Exchange Commission
Attn: Mr. Chad Eskildsen
Division of Investment Management
January 25, 2010

This PEA does not contain disclosures which would render it ineligible to become effective under paragraph (b).
Below is a summary of the Staff’s comments (shown in italics), along with our resolutions.
Global Comments and those specific to the ICON Funds Class A Shares Prospectus:
1.	Fund Summary Prospectuses: Remove ticker symbol for statutory filing but not for Fund Summary Prospectuses.

ICON Response: We have removed the ticker symbol in all Statutory Prospectuses.
2.	“Investment Objective/Goals” section: After it says “Seeks...appreciation” move “The Fund uses a quantitative...” sentence to the “Principal Investment Strategy” section.

ICON Response: We have made the requested change.
3.	“Fees and Expenses of the Fund” section:
•	Use exact title/language in Form N-1A (“Form”) before the table.

•	Footnote 1: Should be in narrative and removed from fee table.

•	Remove title “Fee Table” and use titles in fee table exactly from Form.

•	Remove footnotes 2 and 3, keeping original footnote 4.

•	Note that there is a $15 wire redemption fee in parentheses.

•	Review all books to make sure the captions are consistent.

ICON Response: We have made all the requested changes and have made conforming changes to all Prospectuses, as appropriate. In following the instructions in Form N-1A, Item 3, Instruction 1(c) “Include the caption “Maximum Account Fees” only if the Fund charges these fees. A Fund may omit other captions if the Fund does not charge the fees or expenses covered by the captions,” we have omitted items which were not relevant. For example, in all Prospectuses we have omitted the line item “Maximum Sales Charge (Load) Imposed on Reinvested Dividends.” In addition, we omitted, in the ICON Funds Sector Prospectus, the line item in the “Fees and Expenses of the Fund” table “Exchange Fee and Maximum Account Fee.”

As requested in the line item description “Redemption Fee,” we included in parentheses “$15 fee for wire redemptions only,” but we noted “None” in the specific Class columns.
4.	“Example” section:
•	Use title from Form (remove “Expense”).

•	Use language verbatim from Form.

•	Remove the asterisk (*) and the footnote related to the asterisk.

ICON Response: We have made all the requested changes.

Securities and Exchange Commission
Attn: Mr. Chad Eskildsen
Division of Investment Management
January 25, 2010

5.	Principal Investment Strategy (where appropriate):
•	In the ICON International Funds and in the ICON Funds Class A Shares Prospectuses, explain how ICON determines “foreign securities.” What does “principal business activities” mean for purposes of foreign securities?

ICON Response: In general, our Portfolio Managers (“PMs”) determine whether a security is a foreign security if the securities of the issuer, wherever organized, are listed or traded principally on a recognized stock exchange or over-the-counter market outside the United States. As such, we have deleted all references to the “principal business activities” of the issuer in defining a foreign security, and we have clarified the definition of foreign security to be securities of an issuer, wherever organized, that are listed or traded principally on a recognized stock exchange or over-the-counter market outside the United States.

•	Define “Asia-Pacific Region” countries and explain how you determine the region. Remove the “Asia-Pacific Countries” section and move it to the “Principal Investment Strategy” section. This comment also applies to the ICON Europe Fund “European Countries” section.

ICON Response: We have incorporated the “Asia-Pacific Countries” section and the “European Countries” section to the “Principal Investment Strategy” section in each Fund. In addition, we explained how the regions are defined.
6.	“Portfolio Turnover” section:
•	Use exact language from Form (deleted “Rate”).

ICON Response: We have changed our language to conform to the language in the Form.
7.	“Principal Investment Risks” section:
•	Consider your risks. Are they truly “principal risks” and, if not, they should not be included in the summary.

ICON Response: We have evaluated our “Principal Investment Risks” section and have reprioritized, shortened and/or deleted, where appropriate, the risks in these sections.
8.	“Performance History” section:
•	Conform the “Performance History” section to Item 4 of Form N-1A. Where appropriate, delete all disclosure not otherwise required by Item 4 and the instructions.

ICON Response: We have revised this section in each Prospectus and have made all the changes to conform to Item 4 and the instructions.

Securities and Exchange Commission
Attn: Mr. Chad Eskildsen
Division of Investment Management
January 25, 2010

9.	“Average Annual Return” bar chart and table:
•	Conform to Item 4.

ICON Response: We have made all changes in accordance with Item 4. Where appropriate, in the “Average Annual Returns” table we included a disclosure, pursuant to Item 4, instruction 1, which states that total returns exclude sales charges and that if these amounts were reflected, returns would be less than those shown.
10.	“Purchase and Sale of Fund Shares” section:
•	Delete the remainder of the paragraph after “...mail (ICON Funds, P.O. Box...”

ICON Response: We have deleted the information not required in Form N-1A.
11.	Change the heading “Dividend, Capital Gains, Taxes” to either “Tax Information” or “Taxes.”
ICON Response: We have renamed the heading in all Prospectuses to “Tax Information,” as it is called in Form N-1A.
12.	“Financial Intermediary Compensation” section:
•	Use exact language from Form.

ICON Response: We have changed the language in all Prospectuses to the identical language in Item 8 of Form N-1A.
13.	E-Delivery icon and verbiage:
•	Delete the E-Delivery icon and its related information in all Prospectuses for the statutory filing. You may reinsert the language in the Rule 498 Prospectuses.

ICON Response: We have deleted the E-Delivery icon and its related information in the statutory Prospectuses. We have included it in our summary Prospectuses.
14.	ICON Long/Short Fund Class A Shares Prospectus: Confirm that dividends and expenses on short sales will be included in “Other Expenses” line item in the “Fees and Expenses of the Fund” table.
ICON Response: We confirm that dividends and expenses are included in the “Other Expenses” line item in this table.
15.	ICON Risk-Managed Equity Fund Class A Shares Prospectus:
•	“Principal Investment Strategy” section:

Securities and Exchange Commission
Attn: Mr. Chad Eskildsen
Division of Investment Management
January 25, 2010

•	Clarify 80% will be invested in equities (name rule) and add discussion of call options.

•	Discuss risk-managed strategy (name rule) and clarify what it means.
ICON Response: We have clarified that 80% will be invested in equities, and we included a discussion of how the Fund manages risks with call options.

•	“Tax Consequences” section:
•	Call options should be addressed in risk-managed investment strategy; if there is a principal risk one expects to see a principal strategy.

ICON Response: We believe we have addressed this comment with the changes noted above.
16.	“Foreign Securities” section:
•	For ICON Diversified Funds Prospectus: Includes a statement that the Fund may invest up to 20% in foreign securities. Consider whether this should appear and be addressed in the principal risk section or whether the risk should be in the “More About Risk” section.

ICON Response: We have clarified the strategy and ranked the risks in their order of importance.
17.	Industry and Sector Risk (global for ICON Diversified and International Fund Prospectuses): Consider the specific sector risk disclosures and determine if the risk factors are ranked in order of importance. Do the risks correspond to the Fund’s strategy?
ICON Response: We have evaluated our principal risks and principal investment strategy and believe the Prospectuses, as amended, better reflect the principal risks and principal investment strategy. We also ranked the risks in their order of importance.
18.	“Management and Administrative Fees” section: September 30, 2008, should be September 30, 2009, and disclose the time period covered by the annual report.
ICON Response: We have corrected our typos and we have disclosed the time period covered by the annual report.
19.	“Investment Committee Members-Portfolio Managers” section: This section is confusing. Consider moving the section discussing the investment committee assignments to a position after the table showing the primary Investment Committee member for each Fund. Disclose on a Fund-by-Fund basis who is the responsible PM.
ICON Response: We have reviewed the section and made the requested changes.
20.	“About Your Investment, About Your Share Price” section: In the 9th paragraph beginning with “ICON Distributors...” replace the word “accepts” with the word “receives” and delete “and accepted by” to conform with Rule 22 c 1.
ICON Response: We have made the changes to conform to the Rule.

Securities and Exchange Commission
Attn: Mr. Chad Eskildsen
Division of Investment Management
January 25, 2010

21.	“About Your Investment, Redeeming Shares”, “By Wire” section:
•	Provide the disclosure of the $15 wire fee in the summary.

ICON Response: We have made the requested changes (see comment 3 and ICON Response). In this section, we have changed the sentence “There is a $15 fee for this service” to “...we will deduct a wire redemption fee from your redemption proceeds,” and in the “About Your Investment, Doing Business with the ICON Funds”, “By Wire” row, we changed “There is a $15 fee for this service.” to “We will deduct a $15 wire redemption fee from your redemption proceeds.”
22.	Back Cover Page of all Prospectuses: The “SEC’s Public Reference” section phone Number is wrong. It should be: 1-202-551-8090.
ICON Response: We have corrected the phone number on all Prospectuses.
23.	ICON International Funds Prospectus: Asia-Pacific Region Fund “Performance History” section: Delete discussion of Class C and Class Z shares (2 sentences). Delete, where appropriate, in other Prospectuses.
ICON Response: We have made the requested change to all Prospectuses, where appropriate.
24.	ICON U.S. Diversified Funds Prospectus: ICON Bond Fund “Principal Investment Strategy” section: Interest rate risk sentence re: duration. Replace the word “duration” with the word “maturity.”
ICON Response: We have made the requested change.
ICON Sector Funds Prospectus:
25.	“Principal Investment Risk” section: Typo: “non-portfolio” risk should be “non-diversified” risk.
ICON Response: We have corrected the typo.
26.	“Principal Investment Strategy” section: Define criteria for determining how a company is in a specific sector (global for sector).
ICON Response: We have defined the criteria. ICON uses the Global Industry Classification Standard (“GICS”) to determine the industries in a specific sector.
27.	ICON Industrial Funds “Principal Investment Strategy” section: Industrials defined by Reuters does not include these industries: Comm Print, Div Comm Srv, Employ Svc, Marine, Marine Port, Office Ser & Supp, Trading, Distributor & Trucking. (Global Comment: How does ICON

Securities and Exchange Commission
Attn: Mr. Chad Eskildsen
Division of Investment Management
January 25, 2010

determine what industries are included in the ICON Industrials Fund? Must make sure they are defined).
ICON Response: We have clarified the method (as determined by the Global Industry Classification Standard (“GICS”)) ICON uses to determine what industries are in a sector.
ICON Sector Funds SAI:
28.	“Fundamental Investment Restrictions” section, on page 7, No.: Clarify the intent of your concentration. Does a sector fund concentrate in “certain industries” or does it concentrate in the industries or groups of industries included in the sector? If it concentrates in certain industries, identify the certain industries.
ICON Response: The word “certain” is confusing. We have replaced it with “the” industries or group of industries in the sector, as we discussed.
29.	“Portfolio Turnover” section, page 10, first paragraph: It states that rotations by “outside advisers and ICON” have changed the rates of portfolio turnover. Do you mean “shareholders” as opposed to “advisers”?
ICON Response: Actually, the word adviser is correct, in that the rotations occur because investment advisers who invest their clients’ assets in the ICON Sector Funds rotate their clients from sector to sector based on their interpretation of market conditions. However, such adviser clients are “shareholders” of the ICON Funds and we have therefore changed the word to “shareholders.”
30.	“Trustees and Officers” section (page 37):Provide addresses for the Trustees. Delete address from column and put in header.
ICON Response: We have made the requested change.
I believe we have adequately addressed all of your suggestions as noted above. If you have any questions, comments or desire further information, please contact me at any time at (303) 328-9207, or contact Counsel to the Trust, Charles W. Lutter, Jr. at (210) 496-5438.
Sincerely,
Donald Salcito
General Counsel and
Executive Vice President